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                                                                    Exhibit 99.1


                                                          (BANK OF BERMUDA LOGO)


              Bank of Bermuda Announces Third Quarter 2003 Earnings

(HAMILTON, BERMUDA, 20 OCTOBER 2003) - Bank of Bermuda (NASDAQ:BBDA; BSX:BOB) today announced third quarter diluted earnings per share* of $0.75. This compares with $0.71 in the previous quarter and $0.46 in the third quarter of 2002.

Edward H. Gomez, Chief Financial Officer, commented: "The quarter's results reflect excellent performance by our fee based business lines. Our largest business, Global Fund Services, led the way with a 16% growth in fee revenues, which drove our overall non-interest income to a record $76.6 million for the quarter. The effects of our continuing new business growth are being realised and the value of existing client assets are starting to recover from their recent depressed levels. Foreign exchange earnings also had another strong quarter as client trading volumes remain robust during more volatile market conditions. Our net interest earnings should be considered together with associated hedge costs, included in investment losses. Together, these lines are slightly higher than a year ago, reflecting improved performance by our outsourced trading portfolio, offset partly by the effects of continued margin pressure.

Mr. Gomez continued: "Operating costs have increased to support business growth while we remain focused on discretionary cost controls and improving operating efficiency. Third quarter expenses also include some one-time charges as we continue to streamline our support structure and focus headcount on areas of business growth."

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*  Bank of Bermuda's results are stated in U.S. Dollars and in accordance with U.S. Generally Accepted Accounting Principles.


                                 PRESS RELEASE
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Chief Executive Officer, Henry B. Smith, added: "These results demonstrate our success at growing our business in carefully selected niche markets where our relationship-driven approach gives us a strategic advantage. We have continued to expand our global presence in the current quarter through our recently announced South Africa and Tokyo offices. Another key focus is developing innovative technology tailored to the needs of our client base, and we have recently achieved the launch of new products for our GFS client base that we anticipate will improve both service and revenues. We believe that such investments, combined with strengthened client-focused teams, provide a solid base for continued success as markets recover. We are also maintaining our focus on operating efficiency. Our dedicated staff and strict discipline have produced robust earnings in what can still be described as a very challenging economic environment."

QUARTER ENDED 30 SEPTEMBER 2003 COMPARED WITH QUARTER ENDED 30 SEPTEMBER 2002

Total revenue in the quarter rose from $100.2 million in 2002 to $117 million in 2003, equivalent to a 17% increase. Non-interest income, which accounts for 65% of total revenue, increased by 15% to $76.6 million. Net interest income, before provision for loan losses, decreased by $3.7 million while investment losses on the outsourced trading portfolio, which represents the change in value of the net hedged portfolio, were $8.6 million lower than the prior year quarter.

Fees from our global fund services (GFS) products, the largest portion of non-interest income, increased $5.2 million to $37.4 million. This 16% increase resulted from increases in the values of our hedge fund and fund-of-funds client base in North America and Europe, as well as hedge fund and pension fund assets in the Far East. All of GFS's key locations demonstrated growth as fees in Hong Kong were up $2 million reflecting growth of pension assets, while fees in New York and Dublin were each up $1.2 million.




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Private trust fees increased $700,000 to $8.2 million in the current quarter, as improved client asset values generated higher ad valorum fees. Investment services fees of $10.5 million were 6.5% higher than the same quarter last year, reflecting increased discretionary management and brokerage fees. Assets in Bank of Bermuda proprietary mutual funds totalled $6.8 billion, compared with $6.5 billion at September 30, 2002.

Foreign exchange earnings were $13.6 million, up 24% from the year-ago quarter. Continued currency market volatility and uncertainty increased client trading volumes, which as a whole were up 16%. Banking services fees were $7 million in the quarter, up 15% from a year ago.

Net interest income before loan losses decreased $3.7 million to $41.5 million, with the impact of a $365 million increase in average interest earning assets more than offset by the reduction in net interest margin from 1.85% to 1.63%. This margin decline reflects the decision in late 2002 to reduce the size of the outsourced portfolio in order to reduce earnings volatility. Net interest margin was also impacted by the two Federal Reserve rate cuts during the past year as more zero rate floors became effective on interest bearing demand and fixed term deposits. Growth of $272 million in our loan book somewhat mitigated the combined effect of the reduced portfolio and the rate cuts.

Net provisions for loan losses were $0.5 million, compared with a net release of $1.4 million in the year-ago quarter that reflected recoveries of loans previously charged off. Impaired loans were $2 million lower than a year ago at $22.4 million. The coverage ratio was 121%, up from 117% in the linked quarter.

Investment losses on the trading portfolio decreased from $12.4 million to $3.8 million. These losses were more than offset by interest earnings so that on a net basis the outsourced portfolio

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contributed $0.4 million to net income in the 2003 third quarter on an average portfolio balance of $503 million. A year earlier, when the average portfolio size was $1.3 billion, it contributed $0.2 million to net income on the same basis. The third quarter performance on the portfolio was 1.14% below its target return; in the same period last year it was 2.13% below target. Despite the below target performance in the quarter the absolute return from this portfolio continues to exceed the yield from our internally managed asset base on a long-term basis.

Investment and other income was $3.5 million in the quarter. This reflects gains on the sale of available for sale securities and other investment income.

Operating expenses increased by $8.9 million year-over-year to $92.9 million. Salary costs were $5.3 million higher, and included redundancy actions taken in the quarter to achieve further operating efficiencies. Pension and staff benefits declined $0.5 million as adverse currency movements were more than offset by lower recruitment and training expenditure. General corporate expenses increased by $3.9 million primarily reflecting higher insurance costs from the year-ago quarter.

Income tax expense was $1.8 million, down from $2.1 million in the prior year as a result of lower taxable income in Guernsey and Luxembourg.

                                    - Ends -


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                           FORWARD LOOKING STATEMENTS

Certain of the statements contained in this media release that are not historical facts are statements of future expectations and other forward looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Some of these forward looking statements can be identified by the use of forward looking words such as "believes," "expects," "may," "will," "should," "seeks," "strives," "approximately," "intends," "plans," "estimates" or "anticipates" or the negative of those words or other comparable terminology. Forward looking statements involve inherent risks and uncertainties and are not guarantees of future performance or results. A number of important factors could cause actual results to differ materially from those in the forward looking statements, including, without limitation, changes in securities market valuations; changes in foreign exchange rates; fluctuations in interest rates; inflation; volatility and volume of securities transactions in emerging markets; volatility of currency markets; changes in savings rates or investment behaviour; changing pension requirements in target markets; government regulations, including banking regulations; local economic conditions; and competition in the geographic and business areas in which we conduct our operations. Additional factors that could cause our actual results to differ materially from those in the forward looking statements can be found in our 2002 Annual Report in the section entitled "Forward Looking Statements".

NOTES TO EDITORS

The Bank's results are stated in accordance with generally accepted accounting principles in the United States.

BANK OF BERMUDA

Bank of Bermuda is an international financial institution that provides banking, trust, asset management, fund administration and global custody services to its corporate, private and retail clients. Founded in 1889, its global headquarters are in Bermuda, and it has offices or subsidiaries in the Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, London, Luxembourg, New York, New Zealand, Singapore, South Africa, Tokyo, Bahrain and Switzerland.

The Bank is a publicly-traded corporation, listed on the Bermuda Stock Exchange
(BOB) and NASDAQ (BBDA).

Further information on Bank of Bermuda is located on the Internet at www.bankofbermuda.com.

PRE-RECORDED MESSAGE

Pre-recorded comments from Henry B. Smith, Chief Executive Officer and William H. Scott, Head of Corporate Planning will be available via telephone (800) 432-7890 (toll-free inside the US) and (973) 317-1168 (for access



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outside the US) and the internet www.bankofbermuda.com/investorrelations/
webcast.htm beginning at approximately 9:00 a.m. (ET) on Tuesday, October 21, 2003.

--------------------------------------------------------------------------------
FOR MORE INFORMATION PLEASE CONTACT:

Alison J. Satasi, Head of Investor Relations
Bank of Bermuda
Telephone: (441) 299-6851
Facsimile: (441) 299-6559
E-mail: Investor_Relations@BankofBermuda.com







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